

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2024

Steven Heinrichs
Chief Financial Officer
Mueller Water Products, Inc.
1200 Abernathy Road N.E.
Suite 1200
Atlanta, GA 30328

      Re: Mueller Water Products, Inc.
          Form 10-K for Fiscal Year Ended September 30, 2023
          Filed December 14, 2023
          File No. 001-32892

Dear Steven Heinrichs:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing